
02052389

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
AUG 2 7 2002
SECTION

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

Sinopec Shanghai Petrochemical Company Limited
(Translation of registrant's name into English)

Jinshan District, Shanghai
People's Republic of China
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes_______ No___X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby deposits the following exhibits pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

a. The Company's 2002 Interim Results Announcement issued by the Company on August 21, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL
COMPANY LIMITED

Dated: August 23, 2002

By: 

Name: Lu Yiping
Title: President

Exhibit Index

a. The Company's 2002 Interim Results Announcement issued by the Company on August 21, 2002.



Sinopec Shanghai Petrochemical Company Limited

中國石化上海石油化工股份有限公司

(A joint stock limited company incorporated in the People's Republic of China)

2002 Interim Results Announcement

I. IMPORTANT MESSAGE

The Directors of Sinopec Shanghai Petrochemical Company Limited (the "Company") jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

This announcement aims to provide to the public a summary on the Company's unaudited results for the six months ended 30 June 2002. The full text of the announcement will also be published on the Shanghai Stock Exchange's website at www.sse.com.cn. Investors should read the full text of 2002 interim results announcement before making any material decision.

II. CORPORATE INFORMATION

(1)	Stock Exchange Listings:	Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited, New York Stock Exchange
	A Shares Short Name:	上海石化
	A Shares Stock Code:	600688
	H Shares Short Name:	上海石化
	H Shares Stock Code:	338
	ADR:	SHI
	Short Name (in English):	SPC
(2)	Secretary to the Board of Directors:	Zhang Jingming
	Telephone:	8621-57943143
	E-mail:	zhangjm@spc.com.cn
	Securities representative to the Board of Directors:	Tang Weizhong
	Telephone:	8621-57943143
	E-mail:	tom@spc.com.cn
	Correspondence Address:	Secretary's Office to the Board of Directors of Sinopec Shanghai Petrochemical Company Limited, 48 Jinyi Road, Jinshan District, Shanghai People's Republic of China

III. FINANCIAL HIGHLIGHTS

Prepared under the People's Republic of China ("PRC") Accounting Rules and Regulations (unaudited)

(A) Major business data for the first half of 2002

Items	*RMB'000*
Profit from principal operations	1,184,762

Profit from principal operations	1,184,762
Other operating income	58,733
Operating profit	295,448
Investment income	18,454
Non-operating expenses, net	(46,355)
Net cash flow from operating activities	1,058,324
Net increase in cash and cash equivalents	137,352

(B) **Financial indicators**

Items	Six-month periods ended 30 June 2002	2001
Income from principal operations (RMB'000)	9,523,023	9,760,097
Net profit (RMB'000)	203,369	140,595
Net profit before non-operating profit/losses* (RMB'000)	242,771	215,644
Fully diluted return on net assets (%)	1.476	1.031
Weighted average return on net assets (%)	1.487	1.024
Fully diluted earnings per share (RMB)	0.028	0.020
Weighted average earnings per share (RMB)	0.028	0.020
Net cash flow per share from operating activities (RMB)	0.147	0.002

* Net profit before non-operating profit/losses reflects net profit of RMB203,369,000 adjusted for non-operating income of RMB5,270,000 and non-operating expenses of RMB51,625,000, and an adjustment of RMB6,953,000 of reduction in taxation of the above items.

Items	At 30 June 2002	At 31 December 2001 *(audited)*
Total assets (RMB'000)	26,888,590	24,770,182
Assets/liabilities ratio (%) ((total liabilities/total assets) x 100%)	47.38	43.76
Shareholders' equity (excluding minority interests) (RMB'000)	13,775,864	13,572,495
Net asset value per share (RMB)	1.913	1.885
Adjusted net asset value per share (RMB)	1.894	1.867

(C) **Appendix to income statement**

The return on net assets and earnings per share prepared in compliance with the "Regulation on the preparation of information disclosures of companies issuing public shares, No.9" issued by China Securities Regulatory Commission are as follows:

	Return on net assets		Earnings per share	
	Fully diluted	Weighted average	Fully diluted	Weighted average
	Six-month periods ended	Six-month periods ended	Six-month periods ended	Six-month periods ended

Profit for the reporting periods	30 June 2002 %	30 June 2001 %	30 June 2002 %	30 June 2001 %	30 June 2002 RMB	30 June 2001 RMB	30 June 2002 RMB	30 June 2001 RMB
Profit from principal operations	8.60	7.38	8.66	7.33	0.17	0.14	0.17	0.14
Operating profit	2.15	2.04	2.16	2.03	0.04	0.04	0.04	0.04
Net profit	1.48	1.03	1.49	1.02	0.03	0.02	0.03	0.02
Net profit before exceptional items	1.76	1.58	1.78	1.57	0.03	0.03	0.03	0.03

Fully diluted return on net assets = profit for the reporting period/net assets at the end of the period x 100%

Weighted average return on net assets = profit for the reporting period/((net assets at the beginning of the period + net assets at the end of the period)/2) x 100%

Fully diluted earnings per share = profit for the reporting period/number of shares issued at the end of the period

Weighted average earnings per share = profit for the reporting period/((number of shares issued at the beginning of the period + number of shares issued at the end of the period)/2)

Note:

The above indicators were derived from the unaudited figures in the 2001 and 2002 interim reports. The weighted average number of shares in issue during the periods ended 30 June 2001 and 2002 was 7,200,000,000. The total number of shares was based on the 7,200,000,000 shares issued as at 31 December 2001 and 30 June 2002.

(D) Consolidated statement of impairment of assets

	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000
(1) Total provision for bad debts	37,346	37,479
of which: Trade debtors	33,407	33,752
Other debtors	3,939	3,727
(2) Provision for diminution in inventories	29,302	23,311
(3) Provision for impairment losses of long-term investments	4,768	4,768

(E) Changes in the financial reporting items of the Group

(Details of reporting items with changes of 30% or more, and occupying 5% or more of net assets for the reporting periods or 10% or more of net profits reported of the Group, together with reasons for the change) reasons for the change)

Item	At 30 June 2002 *RMB'000*	At 31 December 2001 *RMB'000*	Change %	Reason for change
Construction in progress	2,467,217	4,276,591	-42.31%	Transfer of completed projects to fixed assets
Bills payable	1,704,253	1,298,941	31.20%	Increase in the use of bank bills to settle purchases

Item	Six-month periods ended 30 June 2002 *RMB'000*	2001 *RMB'000*	Change %	Reason for change
Non-operating expenses	51,625	98,404	-47.54%	Payments for employee reduction plan in 2001
Financial expenses	177,843	130,908	35.85%	Increase in average loan balance
Net profit	203,369	140,595	44.65%	Increase in realised profits

IV. CHANGE OF SHARE CAPITAL AND MAJOR SHAREHOLDERS

(1) Change of Share Capital

During the six months ended 30 June 2002, there was no change to the Company's share capital structure.

(2) Major Shareholders

1. As at the end of the reporting period, the total number of shareholders was 328,113.
2. Shareholding of major shareholders

As at 30 June 2002, the top ten shareholders of the Company were as follows:

Rank	Name	Number of Shares Held at End of the Period	Percentage of Total Share Capital *(%)*	Type of Shares
1.	China Petroleum & Chemical Corporation	4,000,000,000	55.56	Promoter legal person share
2.	HKSCC Nominees Ltd.	1,853,481,401	25.74	H share
3.	Hongkong & Shanghai Banking Corporation (Nominees) Limited	354,402,000	4.92	H share
4.	Shanghai Kangli Gong Mao Company	16,730,000	0.23	Legal person share
5.	Zhejiang Province Economic Construction and Investment Company	12,000,000	0.17	Legal person share
6.	Hongkong & Shanghai Banking Corporation (Nominees) Limited	10,406,000	0.14	H share
7.	Hali Fund	5,807,500	0.08	A share
8.	Shanghai Textile Material Trading Company	5,500,000	0.08	Legal person share
9.	Kaiyuan Fund	5,030,501	0.07	A share
10.	Jingfu Fund	4,600,000	0.06	A share

Shares held by legal person shareholders holding 5% or more of the Company's shares were not pledged or frozen.

Name	Position	Number of A Shares Held at the end of the period
Lu Yiping	Chairman and President	3,600
Xu Kaicheng	Vice Chairman	3,600
Rong Guangdao	Director and Vice President	3,600
Feng Jianping	Director and Vice President	3,600
Zhang Zhiliang	Director and Vice President	3,600
Jiang Baoxing	Director	3,600
Li Weichang	Director	1,000
Liu Wenlong	External Director	Nil
Zhang Baojian	External Director	Nil
Zhang Honglin	External Director	Nil
Huang Jian	External Director	Nil
Gu Chuanxun	Independent Director	Nil
Wang Yongshou	Independent Director	Nil
Wang Xingyu	Independent Director	Nil
Du Chongjun	Chairman of Supervisory Committee	1,000
Zhang Chenghua	Supervisor	Nil
Zhu Weiyan	Supervisor	Nil
Zhang Jianjun	External Supervisor	Nil
Lu Xiangyang	External Supervisor	Nil
Chen Xinyuan	Independent Supervisor	Nil
Liu Xiangdong	Independent Supervisor	Nil
Liu Xunfeng	Vice President	1,500
Wu Haijun	Vice President	1,500
Yin Jihai	Vice President	Nil
Han Zhihao	Chief Financial Officer	Nil
Zhang Jingming	Company Secretary	Nil

The above shares held by the above people are A shares of the Company and represent their personal interests. There was no change of the Company's shares held by the Company's Directors, Supervisors and Senior Management during the reporting period. Save as disclosed above, none of the Directors, Supervisors or senior management and their respective associates had any beneficial interest in or right to subscribe for any equity or debt securities of the Company or its associated corporations as at 30 June 2002.

Change of Directors, Supervisors and Senior Management

The terms of office of the third sessions of the Board of Directors and the Supervisory Committee terminated on 18 June 2002. On the same day, the Company convened the 2001 Annual General Meeting and elected Mr. Lu Yiping, Mr. Xu Kaicheng, Mr. Rong Guangdao, Mr. Feng Jianping, Mr. Zhang Zhiliang, Mr. Jiang Baoxing, Mr. Li Weichang, Mr. Liu Wenlong, Mr. Zhang Honglin, Mr. Zhang Baojian, Mr. Huang Jian, Mr. Wang Yongshou, Mr. Gu Chuanxun and Mr. Wang Xingyu as members of the fourth session of the Board of Directors, of whom Mr. Gu Chuanxun Mr. Wang Yongshou and Mr. Wang Xingyu were elected as Independent Directors; Mr. Du Chongjun, Ms. Zhang Jianjun, Mr. Lu Xiangyang, Mr. Chen Xinyuan and Mr. Liu Xiangdong were elected by the Company as members of the fourth session of the Supervisory Committee, among whom Mr. Chen Xinyuan and Mr. Liu Xiangdong were Independent Supervisors; Mr. Zhang Chenghua and Mr. Zhu Weiyan were elected by the staff democratically as Independent Supervisors representing the staff and members of the fourth session of the Supervisory

Supervisors representing the staff and members of the fourth session of the Supervisory Committee.

The first meeting of the fourth session of the Board of Directors was convened on 18 June 2002, at which Mr. Lu Yiping was elected as Chairman and Mr. Xu Kaicheng was elected as Vice-Chairman. As nominated by the Board of Directors, Mr. Lu Yiping was appointed as President. As nominated by the President, Mr. Rong Guangdao, Mr. Feng Jianping, Mr. Zhang Zhiliang, Mr. Liu Xunfeng, Mr. Wu Haijun and Mr. Yin Jihai were appointed as Vice-Presidents while Mr. Han Zhihao was appointed as Chief Financial Officer. As nominated by the Chairman, Mr. Zhang Jingming was appointed as Secretary to the Board of Directors.

The first meeting of the fourth Supervisory Committee was convened on 18 June 2002 at which Mr. Du Chongjun was elected as Chairman of the Supervisory Committee.

Mr. He Fei, Independent Director of the third session of the Board of Directors, ceased to be a Director of the Company. Mr. Jin Weicheng, Ms. Xia Jianying and Mr. Liu Xinghan, Supervisors of the third session of the Supervisory Committee ceased to be Supervisors of the Company.

V. CODE OF BEST PRACTICE

The Company has complied with "The Code of Best Practice" set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited during the six months ended 30 June 2002.

VI. PURCHASE, SALE AND REDEMPTION OF SHARES

During the six months ended 30 June 2002, no shares of the Company were purchased, sold or redeemed by the Company or its subsidiaries.

VII. REPORT OF THE BOARD OF DIRECTORS

The following financial data, where applicable, are extracted from the Group's unaudited interim financial report prepared in accordance with IAS 34 "Interim Financial Reporting".

To: All Shareholders

We hereby report the operating results of the Group for the six-month period ended 30 June 2002. For the six months ended 30 June 2002, the Group's turnover from principal operations amounted to RMB9,523.0 million (HK$8,978.9 million), a decrease of RMB237.1 million (HK$223.5 million) or 2.43% as compared to the same period last year. Profit before taxation amounted to RMB273.7 million (HK$258.0 million), representing an increase of 35.36% as compared to the same period last year. Profit after taxation and minority interests amounted to RMB208.6 million (HK$196.7 million), an increase of 30.54% as compared to the same period last year.

Management Discussion and Analysis

The global economy for the six months ended 30 June 2002 was greeted by signs of recovery following a sustained downturn. Domestically, the Chinese economy continued to grow with strong momentum underpinned by a thriving domestic market. While the petrochemical industry as a whole took a positive turn, the costs of raw materials and product prices remained volatile. As crude oil prices started to rise from a low level at the beginning of 2002, prices of petrochemical products also increased to a certain extent, although the overall price levels remained relatively lower compared to the same period last year.

In accordance with paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save as disclosed herein, the Company confirms that its current information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company's 2001 annual report.

Operating Results

Market prices of the Group's four major categories of products started to rise in March 2002, although overall price levels still remained relatively low. As compared to the same period last although overall price levels still remained relatively low. As compared to the same period last year, the selling prices of the major products of the Group, namely synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products, decreased respectively. Meanwhile, crude oil, a major raw material of the Group, experienced a steady price increase since the beginning of the year and currently features a relatively higher price.

Confronted with a complex external environment, the Group further enhanced the operation of production plants and equipment and the material balances, optimized its turnaround schedule and planned production to meet market demand while exercising stringent cost controls. As a result, the Group's overall performance increased to a certain extent.

The Company processed 3.3964 million tons of crude oil during the six months ended 30 June 2002, an increase of 9,400 tons as compared to the same period last year, including 171,000 tons from Daqing, 709,300 tons from Shengli, 2.1253 million tons from imports and 390,800 tons from offshore oilfields. The weighted average cost of crude oil processing was RMB1,385 per ton. During the six months ended 30 June 2002, the output of ethylene was 340,000 tons, an increase of 9.54%; output of propylene was 180,600 tons, an increase of 12.76%; output of plastics and resins was 347,700 tons, an increase of 18.24%; output of polymers was 234,000 tons, an increase of 19.22%; output of synthetic fibres was 170,400 tons, an increase of 29.86% as compared to the same period last year. While increasing output, the Group implemented timely adjustments to its marketing strategies in a bid to expand the sales of its products. The sales to output ratio during the six months ended 30 June 2002 was over 100%.

Net sales of the Group during the six months ended 30 June 2002 amounted to RMB9,247.9 million, representing a minor reduction as compared to the same period last year.

The following table indicates the Group's sales volume and net sales during the six months ended 30 June 2002:

	Six-month periods ended 30 June					
	2002 Net sales			**2001 Net sales**		
	Sales volume *'000 tons*	*RMB million*	*%*	**Sales volume** *'000 tons*	*RMB million*	*%*
Manufactured products						
Synthetic fibre	187	1,638	17.71	133	1,253	13.22
Resins and plastics	487	2,681	28.99	398	2,546	26.86
Intermediate petrochemical products	461	1,326	14.34	318	1,169	12.33
Petroleum products	1,871	3,247	35.11	2,003	4,149	43.78
Trading and other activities	—	356	3.85	—	361	3.81
Total	3,006	9,248	100.00	2,852	9,478	100.00

Net sales of synthetic fibres during the six months ended 30 June 2002 reached RMB1,637.8 million, an increase of RMB385.1 million or 30.74% as compared to the same period last year. The increase was mainly attributable to the commissioning of the upgraded acrylic plant in July 2001 and its operation at full capacity during the six months ended 30 June 2002, which resulted

The increase was mainly attributable to the commissioning of the upgraded acrylic plant in July 2001 and its operation at full capacity during the six months ended 30 June 2002, which resulted in an increase of 89.72% and 136.96%, respectively, in the sales volume of acrylic fibre and acrylic top. Sales volume of the Group's synthetic fibres during the six months ended 30 June 2002 increased by 40.36% to 187,060 tons as compared to the same period last year. The average selling price for synthetic fibres dropped by 6.85% to RMB8,755 per ton as compared to the same period last year.

Net sales of resins and plastics during the six months ended 30 June 2002 reached RMB2,680.9 million, an increase of RMB134.8 million or 5.30% as compared to the same period last year. Sales volume increased by 22.26% mainly due to substantial growth in the sales of polyester chips, PE films and polypropylene by 32,570 ton or 30.35%, 7,630 tons or 9.78% and 29,760 tons or 26.94%, respectively, as compared to the same period last year. The consolidated average selling price of resins and plastics dropped by 13.87% as compared to the same period last year.

Net sales of intermediate petrochemicals during the six months ended 30 June 2002 increased by RMB157.3 million or 13.46% to RMB1,326.0 million as compared to the same period last year, mainly as a result of an increase of approximately 49,720 tons in the sales of ethylene glycol as compared to the same period last year. The average selling price of the Group's intermediate petrochemical products dropped by 21.82% while sales increased by 45.13%.

Net sales of petroleum products during the six months ended 30 June 2002 decreased by RMB 902.5 million or 21.75% to RMB3,246.9 million as compared to the same period last year. The sales volume and the average selling price of the Group's petroleum products dropped by 6.60% and 16.22%, respectively as compared to the same period last year. The average selling prices for gasoline, diesel and aviation oil decreased by 21.41%, 13.95% and 20%, respectively. The sales volume of gasoline and aviation oil decreased by 11.13% and 17.88%, respectively, but the sales volume of diesel increased by 2.49%.

Net sales from trading and other products amounted to RMB356.3 million during the six months ended 30 June 2002, a decrease of 1.47% as compared to the same period last year.

Most of the products manufactured by the Group were sold in eastern China.

Cost of sales was lowered by 3.81% to RMB8,631.2 million or 93.33% of net sales during the six months ended 30 June 2002. Crude oil costs accounted for 54.50% of the cost of sales. During the six months ended 30 June 2002, the average cost of crude oil dropped by 19.89% as compared to the same period last year. With a slight increase in the volume of processed crude oil, total crude oil costs decreased by 19.85% to RMB4,704.2 million during the six months ended 30 June 2002.

Expenses for other ancillary materials increased to RMB1,589.9 million during the six months ended 30 June 2002, representing a substantial increase as compared to the same period last year, mainly attributable to the purchase of intermediate raw materials to ensure normal production by downstream units given the partial overhaul of upstream units during the six months ended 30 June 2002. Fuel costs increased to RMB295.2 million from RMB233.0 million previously, mainly reflecting increased expenses for extra purchase of external power and coal for more power and steam consumption required by the operation of new or modified units. Depreciation charge during the six months ended 30 June 2002 increased by RMB29.40 million to RMB732.8 million. Repair and maintenance costs increased by RMB55 million to RMB309.0 million.

Selling and administrative expenses increased to RMB200.4 million during the six months ended 30 June 2002 from RMB158.3 million in the same period last year.

Finance costs during the six months ended 30 June 2002 rose 60.13% to RMB173.4 million as compared to the same period last year, as approximately RMB22.60 million in general loan interest expenses incurred during the six months ended 30 June 2001 was capitalised in construction in progress, whereas for the current period only RMB4.41 million of such expenses were capitalised. The increase in financial expenses in the current period was also due to the fact that loan interests in respect of certain units in the "Phase IV" project were no longer capitalised after part of such units were assigned to commissioning.

Other operating expenses during the six months ended 30 June 2002 decreased by 44.50% to RMB58.3 million. This was primarily due to the payment of RMB73.3 million in connection with the termination of employment contracts during the six months ended 30 June 2001. During the six months ended 30 June 2002, the Group did not have such expenses.

Profit before tax increased by 35.36% to RMB273.7 million from RMB202.2 million during the six months ended 30 June 2002. During the same period, profit after tax increased by 30.54% to RMB208.6 million from RMB159.8 million. The improved profitability was mainly attributable to the significant reduction in crude oil costs.

Liquidity and Capital Resources

The following table shows how the indicators, namely, total assets, total liabilities and shareholders' equity, and cash and cash equivalents of the Group as at 30 June 2002 have changed as compared to 31 December 2001 (Unit: RMB million):

Financial indicators	**At 30 June 2002**	**At 31 December 2001**	**% Change**
Total assets	26,391.9	24,325.6	8.49%
Total liabilities	12,745.9	10,904.0	16.89%
Shareholders' equity	13,272.4	13,063.8	1.60%
Cash and cash equivalents	1,584.0	1,446.7	9.49%
Debt/Equity ratio (%) (long-term loans/(shareholders' equity + long-term loans) x 100%)	24.46%	20.96%	

The Group's total assets as at 30 June 2002 amounted to RMB26,391.9 million, representing an 8.49% increase as compared to the beginning of the period. Total liabilities has increased by RMB1,841.9 million as a result of additional bank loans borrowed for capital expenditure items such as the "Phase IV" project. Shareholders' equity amounted to RMB13,272.4 million, an increase of approximately 1.60% representing the amount of undistributed profit during the six months ended 30 June 2002. Cash and cash equivalents as at 30 June 2002 amounted to RMB1,584.0 million, an increase of approximately RMB137.3 million compared to the beginning of the period, representing mainly improvements in net cash inflow from operating activities.

During the six months ended 30 June 2002, net cash inflow from the Group's operating activities amounted to RMB799.2 million, an increase of RMB987.1 million as compared to the same period last year. The amount of net cash inflow during the six months ended 30 June 2002 mainly included increase in cash inflow amounting to RMB273.7 million as a result of profit before taxation realised from ordinary activities (an increase by RMB71.5 million as compared to the taxation realised from ordinary activities (an increase by RMB71.5 million as compared to the same period last year). Interest expenses and depreciation charges accounted for RMB179.2 million and RMB732.8 million, respectively, in the increase of net cash flow (representing increases of RMB42.8 million and RMB31.1 million, respectively as compared to the same period last year). Increase in inventory balance as at 30 June 2002 accounted for RMB358.7 million in cash flow reduction (compared to RMB20.6 million in the increase of cash inflow as a result of reductions in inventory balance at the end of the same period last year). Increase in the balance of trade debtors, bills receivable and other receivables accounted for RMB142.2 million in the decrease of cash inflow (compared to RMB692.2 million in cash inflow reductions as a result of the increase of such balance in the same period last year). Increase in the balance of trade creditors, bills payable and other creditors accounted for RMB235.5 million in the increase of cash inflow (compared to RMB228.9 million in the same period last year). Increase in amounts owed to the parent company and its subsidiaries accounted for RMB105.4 million in the increase of cash inflow (compared to a reduction of RMB477.9 million in the same period last year as a result of a decrease in such amounts). In addition, interest and tax amounts paid during the six months ended 30 June 2002 accounted for RMB277.9 million in cash inflow reductions (compared to a reduction of RMB236.4 million in the same period last year).

The total amount of the Group's borrowings as at 30 June 2002 increased by RMB1,346.6 million as compared to that of the beginning of this year to RMB8,916.3 million, including a RMB513.3 million increase in short-term loans and a RMB833.3 million increase in long-term loans. The Group's long-term loans were mainly used for capital expenditure projects. The Group usually arranged its long-term loans according to its capital expenditure plan, and in general, there were no seasonal loans. Short-term loans were used to meet cash flow requirements arising from normal production operations of the Group.

As of 30 June 2002, the Group had contingent liabilities of RMB300.3 million in respect of guarantees issued to banks in favour of its joint ventures and certain third parties and to third parties in favour of the joint ventures.

Capital expenditure

During the six months ended 30 June 2002, the Group's capital expenditure amounted to RMB1,850.0 million, mainly comprising capital expenditure items in the "Phase IV" project, which was completed and entered into operation in June 2002. The project included the new 200,000-ton polypropylene plant, the 250,000-ton polyethylene unit, the expansion of the 700,000-ton ethylene unit and the coal-fired power plant.

In the second half of the year, the Group shall continue to carry out the following capital expenditure projects, including the sulphuric crude oil upgrade project, the technology upgrade project for acrylonitrile and other technology upgrade and investment projects. The Group's planned capital expenditures can be funded from cash inflow from operating activities and bank loans available.

On 31 August 2001, the Group, China Petroleum & Chemical Corporation ("Sinopec Corp") and BP Chemicals East China Investments Limited entered into a joint venture agreement to establish a Sino-foreign equity joint venture in China. The purpose of the equity joint venture is to develop a petrochemical complex with a designed capacity of 900,000 tons of ethylene, which is to be engaged in the production and marketing of ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and other by-products, the provision of related after-sales services and technical advisory service for such petrochemical products and by-products, as well as the development of polymer applications. The equity joint venture is scheduled to be completed in 2005 with a total registered capital of US$901,440,964, of which the RMB equivalent of US$180,287,952 (accounting for 20% of the total registered capital of the equity joint venture) shall be provided by the Group. As at 30 June 2002, the Group had contributed RMB224 million to the equity joint venture.

FINANCIAL REPORT PREPARED UNDER PRC ACCOUNTING RULES AND REGULATIONS

Other than differences in classification of certain financial statements assertions and the

Other than differences in classification of certain financial statements assertions and the accounting treatment of the items described in Section C of this financial report, there are no material differences between the Company's financial report prepared in accordance with PRC Accounting Rules and Regulations and International Financial Reporting Standards ("IFRS").

Financial data under PRC Accounting Rules and Regulatons

	Six-month periods ended 30 June	
	2002	**2001**
	RMB'000	*RMB'000*
Income from principal operations	9,523,023	9,760,097
Profit from principal operations	1,184,762	1,006,140
Net profit	203,369	140,595
Net increase in cash and cash equivalents	137,352	317,124
	At 30 June 2002	**At 31 December 2001**
	RMB'000	*RMB'000*
Total assets	26,888,590	24,770,182
Total shareholders' equity	13,775,864	13,572,495

During the six months ended 30 June 2002, the Group's income from principal operations and profit from principal operations increased by RMB178.6 million and RMB62.8 million respectively. The increase was mainly attributable to the decrease in crude oil cost as compared to the same period last year, and also the increase in sales volume of products.

As at 30 June 2002, the Group's total assets increased RMB2,118.4 million as compared to the beginning of the period (1 January 2002). The increase was mainly attributable to the current assets and fixed assets which increased by RMB748.2 million and RMB1,135.9 million as compared to the same period last year, respectively. The Group's total shareholder' equity increased RMB203.4 million as compared to the beginning of the period, mainly due to the newly added undistributed profits at the beginning of the period.

The segment information of the group for the six-month period ended 30 June 2002 is as follows:

	Income from principal operations	**Cost of principal operations**
	RMB'000	*RMB'000*
Synthetic fibres	1,648,124	1,544,330
Resins and plastics	2,696,553	2,324,428
Intermediate petrochemicals	1,334,629	1,062,801
Petroleum products	3,477,123	2,980,643
All others	366,594	150,941
Total	9,523,023	8,063,143

Work Arrangements for the Second Half of the Year

The petrochemical sector has begun a slow recovery since the second quarter, however the market outlook for the remainder of the year remains less than optimistic. Overall prices of

The petrochemical sector has begun a slow recovery since the second quarter, however the market outlook for the remainder of the year remains less than optimistic. Overall prices of petrochemical products remain at a relatively low level and are subject to continued volatility. Crude oil prices tend to remain on the upside although trends of movement are less than clear given numerous market uncertainties. In view of such conditions, the Group shall, in the second half of 2002, focus its efforts on:

(1) Enhance the organisation and coordination of production operations and improve the operating quality of new plants and units. While ensuring safe and stable production, the Group shall also procure the overall coordination and balancing of production operations, seeking further improvements in the quantity and quality of new operational units of "Phase IV" projects such as the 700,000-ton ethylene plant, so as to draw on the strengths of new units and increase their operating efficiency.

(2) Further refine our marketing approach, adjusting our strategies and targeted market segments, with a view to expanding the sales of our products given continued growth in production volumes.

(3) Carry on with our technological improvement endeavours and technology upgrades to enhance the Group's market competitiveness.

(4) Enhance the efficiency of funds application and reduce the Group's production costs and other expenses by reinforcing financial budgeting controls and enhancing cost management, with a view to enhancing the cost efficiency of the Group as a whole.

(5) Strengthen the Group's internal management and further improve its management information system.

VIII. MAJOR EVENTS

(1) Interim dividend for 2002

The Board of the Company does not propose to distribute any interim dividend for 2002 or to increase its share capital by transferring any amount from reserve funds.

(2) 2001 Profits Appropriation Plan

Net profit of the Company for the year ended 31 December 2001 amounted to RMB71,604,000 under PRC Accounting Rules and Regulations and RMB116,049,000 under IFRS. After two transfers, each amounting to 10% of the profit after tax, or RMB7,160,000, were made to the statutory surplus reserve and the statutory public welfare fund respectively, profit available for distribution to shareholders amounted to RMB57,284,000 (or RMB101,729,000 under IFRS). Together with RMB515,997,000 (or RMB947,997,000 under IFRS) brought forward from retained profits, profit available for distribution to shareholders was RMB573,281,000 (or RMB 617,726,000 under IFRS). The Directors did not recommend the payment of final dividend to all shareholders. The relevant announcement was published in Shanghai Securities Journal, Chinese Securities Journal and South China Morning Post and Hong Kong Commercial Daily on 2 April 2002.

(3) Material Litigation and Arbitration

The Company was not involved in any material litigation or arbitration during the six months ended 30 June 2002.

(4) **Acquisition and Sale**

There was no significant acquisition and sale made by the Company during the six months ended 30 June 2002.

(5) **Major Connected Transactions**

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has confirmed that the conditional waivers (the "Waivers") granted to the Company exempting it from compliance with certain ongoing disclosure and shareholders' approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to connected transactions as described in the prospectus of the Company dated 6 July 1993 remain valid after the reorganisation of China Petrochemical Corporation ("Sinopec"), the former substantial shareholder of the Company.

Following completion of the reorganisation of Sinopec, the connected transactions which were previously carried out between the Company and Sinopec and their respective associates under the Waivers will be carried out between the Company and China Petroleum & Chemical Corporation and their respective associates. The Stock Exchange has confirmed that these connected transactions are covered by the Waivers on the basis that there is no change in the ultimate controlling shareholder of the Company.

(6) **Trust, Sub-contract and Lease Arrangements**

During the six months ended 30 June 2002, the Company did not enter into any trust, sub-contract or lease arrangements relating to its own assets or the assets of any other company.

(7) **Material Contracts**

During the six months ended 30 June 2002, the Company had no material contracts for which the Company did not perform its obligations.

(8) **Commitments of the Company or any shareholder with a shareholding above 5% of the total shares in issue**

Neither the Company nor any shareholder with a shareholding above 5% of the total shares in issue has disclosed in the designated newspapers or Websites any commitments with any parties.

(9) **Deposits**

The Company did not have any designated deposit during the six months ended 30 June 2002. As at 30 June 2002, the Company did not have any time deposit which could not be collected upon maturity.

(10) **Trust Financial Management**

During the six months ended 30 June 2002, no trust financial management was made by the Company.

(11) **Auditors**

KPMG Huazhen and KPMG were re-appointed as the Company's domestic and international auditors respectively for the year 2002, as approved at the 2001 Annual General Meeting.

(12) **Tax Rates**

The charge for PRC income tax applicable to the Company is currently calculated at the rate of 15% (2001: 15%). The Company has not received any notice from the Ministry of Finance to the effect that the 15% tax rate will not continue to be applicable to the Company in 2002.

(13) **Extraordinary General Meeting**

The Company did not hold any Extraordinary General Meeting during the six months ended 30 June 2002.

(14) **Disclosure**

Save as disclosed above, in relation to major events, or discloseable matters referred to in Article

Save as disclosed above, in relation to major events, or discloseable matters referred to in Article 62 of the Securities Law of the PRC, Article 60 of the Provisional Regulations on the Administration of the Issue and Trading of Shares of the PRC and Article 17 of the Implementing Rules on the Disclosure of Information by Publicly Listed Companies (Trial Implementation), there was no other major event or discloseable matter affecting the Group during the six months ended 30 June 2002 under review.

IX. INTERIM FINANCIAL REPORT

A. INTERIM FINANCIAL REPORT PREPARED UNDER INTERNATIONAL ACCOUNTING STANDARD IAS 34 "INTERIM FINANCIAL REPORTING" *(see note 1)*

This interim financial report is unaudited, but has been reviewed in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants, by KPMG, whose unmodified review report is included in the interim report to be sent to shareholders.

Consolidated Income Statement (unaudited)
(Amounts in thousands, except per share data)

		Six-month periods ended 30 June	
		2002	**2001**
	Note	*RMB*	*RMB*
Turnover	2	9,523,023	9,760,097
Less: Business taxes and surcharges		(275,118)	(281,610)
Net sales		9,247,905	9,478,487
Cost of sales		(8,631,230)	(8,972,992)
Gross profit		616,675	505,495
Selling and administrative expenses		(200,368)	(158,335)
Other operating income		89,679	87,233
Other operating expenses			
- Employee reduction expenses	3	—	(77,302)
- Others		(58,349)	(27,826)
Profit from operations		447,637	329,265
Share of losses of associates		(498)	(18,744)
Net financing costs		(173,428)	(108,303)
Profit before tax	2, 4	273,711	202,218
Income tax expense	6	(47,581)	(29,557)
Profit after tax		226,130	172,661
Minority interests		(17,521)	(12,852)
Profit attributable to shareholders		208,609	159,809
Basic earnings per share	7	RMB 0.029	RMB 0.022

Notes to the unaudited interim financial report

1 **Principal activities and basis of preparation**

Sinopec Shanghai Petrochemical Company Limited ("the Company") and its subsidiaries ("the Group") is a highly integrated petrochemical complex which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The Company is a subsidiary of China Petroleum & Chemical Corporation ("Sinopec Corp").

The interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with IAS 34 "Interim Financial Reporting" adopted by the International Accounting

Standards Board.

The financial information relating to the financial year ended 31 December 2001 included in the interim financial report do not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2001 are available from the Company's registered office. The Company's independent auditors have expressed an unqualified opinion on those financial statements in their report dated 29 March 2002.

The accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2001 annual financial statements except that as described in Note 8 that land use rights are carried at cost effective 1 January 2002. The effect of this change resulted in a decrease in the shareholders' equity as of 1 January 2002.

The 2001 annual financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and interpretations.

2 **Segment reporting**

Reportable information on the Group's operating segments is as follows:

	Six-month periods ended 30 June	
	2002	**2001**
	RMB'000	*RMB'000*
Turnover		
Manufactured Products		
Synthetic Fibres		
External sales	1,648,124	1,259,249
Intersegment sales	5,609	1,358
Total	1,653,733	1,260,607
Resins and Plastics		
External sales	2,696,553	2,558,697
Intersegment sales	11,519	11,077
Total	2,708,072	2,569,774
Intermediate Petrochemicals		
External sales	1,334,629	1,177,029
Intersegment sales	2,462,505	2,364,579
Total	3,797,134	3,541,608
Petroleum Products		
External sales	3,477,123	4,393,875
Intersegment sales	297,615	281,095
Total	3,774,738	4,674,970
All Others		
External sales	366,594	371,247
Intersegment sales	1,485,347	606,911

Intersegment sales	[illegible]	[illegible]
Total	1,851,941	978,158
Eliminations of intersegment sales	(4,262,595)	(3,265,020)
Consolidated turnover	9,523,023	9,760,097

External sales include sales to other Sinopec Corp group companies.

	Six-month periods ended 30 June	
	2002	**2001**
	RMB'000	*RMB'000*
Profit before tax		
Profit/(loss) from operations		
Synthetic Fibres	35,384	(8,597)
Resins and Plastics	134,694	141,779
Intermediate Petrochemicals	99,369	81,028
Petroleum Products	100,710	50,131
All Others	77,480	64,924
Consolidated profit from operations	447,637	329,265
Share of losses of associates		
All Others	(498)	(18,744)
Consolidated share of losses of associates	(498)	(18,744)
Net financing costs	(173,428)	(108,303)
Consolidated profit before tax	273,711	202,218

3 Employee reduction expenses

In accordance with the Sinopec Corp employee reduction plan, the Group recorded employee reduction expenses of RMB Nil (period ended 30 June 2001: RMB77,302,000) during the six-month period ended 30 June 2002.

4 Profit before tax

Profit before tax is arrived at after charging/(crediting):

	Six-month periods ended 30 June	
	2002	**2001**
	RMB'000	*RMB'000*
Interest on bank loans and advances	264,029	200,977
Less: Amount capitalised as construction in progress	(84,877)	(64,651)
Interest expenses, net	179,152	136,326
Cost of inventories	8,631,230	8,972,992
Depreciation and amortisation	732,776	703,418
Amortisation of goodwill	6,724	6,724
Amortisation of deferred income	(7,411)	(7,411)
Loss on disposal of property, plant and equipment	44,364	4,640

5 **Dividends**

	Six-month periods ended 30 June	
	2002	**2001**
	RMB'000	*RMB'000*
Dividend	—	432,000

For the year ended 31 December 2001, pursuant to a resolution passed at the Directors' meeting held on 29 March 2002, a final dividend of RMB Nil (2001: RMB0.06 per share totalling RMB432,000,000) was proposed for the year ended 31 December 2001.

The Directors do not recommend the payment of an interim dividend for the period. (2001: Nil).

6 **Income tax expense**

Income tax expense in the consolidated income statement represents:

	Six-month periods ended 30 June	
	2002	**2001**
	RMB'000	*RMB'000*
Provision for PRC income tax for the period	46,657	26,166
Deferred tax - origination of temporary differences	924	3,391
	47,581	29,557

The charge for PRC income tax is calculated at the rate of 15% (2001: 15%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The Company did not carry on business overseas and in Hong Kong and therefore does not incur overseas and Hong Kong income taxes.

7 **Basic earnings per share**

The calculation of basic earnings per share is based on the profit attributable to shareholders for the period of RMB208,609,000 (period ended 30 June 2001: RMB159,809,000) and 7,200,000,000 (period ended 30 June 2001: 7,200,000,000) shares in issue during the period.

Diluted earnings per share is not presented as there were no dilutive potential ordinary shares in

Diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

8 **Reserve movement**

Effective 1 January 2002, land use rights which are included in lease prepayments are carried at historical cost base. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset are reversed to shareholders' equity. The effect of this change did not have a material impact on the Group's financial condition and results of operations in the periods prior to the change. As such, certain comparative figures have been reclassified to conform with the current period's presentation. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount.

No transfers have been made to the statutory surplus reserve, the statutory public welfare fund nor the discretionary surplus reserve from the income statement for the period (2001: Nil).

B. INTERIM FINANCIAL REPORT PREPARED UNDER PRC ACCOUNTING RULES AND REGULATIONS

Income statements and profit appropriation statements (unaudited)

	Six-month periods ended 30 June			
	The Group		The Company	
	2002 *RMB'000*	2001 *RMB'000*	2002 *RMB'000*	2001 *RMB'000*
Income from principal operations	9,523,023	9,760,097	8,613,295	9,019,602
Less: Cost of sales	(8,063,143)	(8,472,347)	(7,388,049)	(7,935,934)
Business taxes and surcharges	(275,118)	(281,610)	(262,893)	(271,533)
Profit from principal operations	1,184,762	1,006,140	962,353	812,135
Add: Profit from other operations	58,733	61,823	34,438	53,723
Less: Selling expenses	(200,368)	(158,335)	(141,836)	(117,879)
Administrative expenses	(569,836)	(500,645)	(477,011)	(396,163)
Financial expenses	(177,843)	(130,908)	(150,098)	(111,929)
Income from operations	295,448	278,075	227,846	239,887
Add: Investment income/(losses)	18,454	(10,169)	55,486	19,435
Non-operating income	5,270	10,111	1,161	746
Less: Non-operating expenses	(51,625)	(98,404)	(49,675)	(98,095)
Total profit	267,547	179,613	234,818	161,973
Less: Income tax	(46,657)	(26,166)	(31,449)	(21,378)
Profit after taxation	220,890	153,447	203,369	140,595
Minority interests	(17,521)	(12,852)	—	—
Net profit	203,369	140,595	203,369	140,595
Add: Undistributed profits at beginning of the period as previously reported	573,281	832,144	573,281	832,144
Less: Write-off of Housing Revolving Fund	—	(316,147)	—	(316,147)
Undistributed profits at the beginning of the period (as restated)	573,281	515,997	573,281	515,997
Distributable profits to shareholders	776,650	656,592	776,650	656,592

Balance Sheets (unaudited)

	2002 *RMB'000*	2001 *RMB'000* *(audited)*	2002 *RMB'000*	2001 *RMB'000* *(audited)*
Assets				
Current assets				
Cash at bank and in hand	1,648,368	1,487,493	1,156,444	1,008,364
Bills receivable	519,181	351,376	471,334	287,791
Interest reveivable	84	308	—	222
Trade debtors	724,046	566,220	532,738	521,566
Other debtors	746,603	906,787	829,126	666,200
Advance payments	222,855	163,836	150,563	112,675
Inventories	3,116,271	2,753,210	2,743,635	2,257,065
Total current assets	6,977,408	6,229,230	5,883,840	4,853,883
Long-term investments				
Long-term equity investments	1,761,465	1,527,096	2,833,340	2,529,214
Fixed assets				
Fixed assets at cost	27,930,565	24,364,455	24,863,495	21,367,093
Less: Accumulated depreciation	(12,288,605)	(11,672,092)	(11,163,388)	(10,647,225)
Fixed assets net book value	15,641,960	12,692,363	13,700,107	10,719,868
Construction materials	31,744	36,106	31,744	36,106
Construction in progress	2,467,217	4,276,591	2,323,665	4,238,739
Total fixed assets	18,140,921	17,005,060	16,055,516	14,994,713
Deferred tax assets	8,796	8,796	8,796	8,796
Total assets	26,888,590	24,770,182	24,781,492	22,386,606
Liabilities and shareholders' equity				
Current liabilities				
Short-term loans	3,540,419	3,029,500	3,394,919	2,643,000
Bills payable	1,704,253	1,298,941	1,697,541	1,298,785
Trade creditors	817,260	760,703	680,305	594,351
Receipts in advance	178,172	176,492	99,573	89,309
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Wages payable	42,259	38,926	20,638	20,638
Staff welfare payable	82,556	78,479	41,615	41,417
Taxes payable	105,310	89,779	82,318	86,319
Other creditors	6,159	7,052	3,210	5,346
Other payables	788,991	743,516	583,400	549,513
Accrued expenses	34,509	7,108	10,555	2,954
Current portion of long-term loans	1,078,920	1,076,541	683,261	731,502
Total current liabilities	8,378,808	7,307,037	7,297,335	6,063,134
Long-term liabilities				
Long-term loans	4,297,003	3,463,747	3,708,293	2,750,977
Other long-term liabilities	63,346	69,105	—	—
Total long-term liabilities	4,360,349	3,532,852	3,708,293	2,750,977
Total liabilities	12,739,157	10,839,889	11,005,628	8,814,111
Minority interests	373,569	357,798	—	—
Shareholders' equity				
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital reserves	2,856,278	2,856,278	2,856,278	2,856,278
Surplus reserves	2,942,936	2,942,936	2,942,936	2,942,936
of which: Statutory public welfare fund	749,122	749,122	749,122	749,122
Undistributed profits	776,650	573,281	776,650	573,281
Total shareholders' equity	13,775,864	13,572,495	13,775,864	13,572,495
Total liabilities and shareholders' equity	26,888,590	24,770,182	24,781,492	22,386,606

Condensed cash flow statements (unaudited)

	Six-month period ended 30 June 2002	
	The Group *RMB'000*	**The Company** *RMB'000*
Net cash inflows from operating activities	1,058,324	549,193
Net cash outflows from investing activities	(2,003,698)	(1,849,655)
Net cash inflows from financing activities	1,079,293	1,429,586
Effect of foreign exchange rate changes	3,433	3,433
Net increase in cash and cash equivalents	137,352	132,557
Cash and cash equivalents at the beginning of the period	1,446,678	987,549
Cash and cash equivalents at the end of the period	1,584,030	1,120,106

Notes to the unaudited interim financial report

1. **Background of the Company**

   The Company is a highly integrated petrochemical complex which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemical and petroleum products.

2. **Basis of consolidation**

   The Group prepared the consolidated financial report according to Cai Kuai Zi [1995] No. 11 "Temporary regulations on consolidated financial statements" issued by the MOF.

   During the reporting period, there has been no change in the scope of consolidation.

3. **Employee reduction expenses**

   In accordance with the Sinopec Corp's employee reduction plan, the Group recorded employee reduction expenses of RMB Nil (period ended 30 June 2001: RMB77,302,000) during the six-month period ended 30 June 2002.

4. **Related parties and related party transactions**

(a) Company having the ability to exercise significant influence over the Group

Name of company	:	China Petroleum & Chemical Corporation ("Sinopec Corp")
Registered address	:	No.6, Hui Xin Dong Jie Jia, Chao Yang Qu, Beijing
Scope of operations	:	Oil and gas operations consisting of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum product. Chemical operations including the manufacturing and marketing of a wide range of chemicals for industrial uses.
Relationship with the Company	:	The immediate parent company
Economic nature	:	Joint stock limited company
Legal representative	:	Li Yizhong

Legal representative : Li Yizhong
Registered Capital : RMB86.7 billion

As at 30 June 2002, Sinopec Corp held 4 billion shares of the Company.

(b) Other related parties

China Petrochemical Corporation (the ultimate parent company)

Sinopec Finance Company Limited (subsidiary of the ultimate parent company)

Sinopec Zhenhai Refining and Chemical Company Limited (subsidiary of the immediate parent company)

Sinopec Huadong Sales Company (subsidiary of the immediate parent company)

(c) Most of the transactions undertaken by the Group during the reporting period have been effected with such counterparties and on such terms as have been determined by Sinopec Corp and other relevant authorities.

Sinopec Corp negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. During the reporting period, the value of crude oil purchased in accordance with Sinopec Corp's allocation was as follows:

	Six-month periods ended 30 June	
	2002 *RMB'000*	**2001** *RMB'000*
Purchases of crude oil	4,978,349	5,808,928

(d) Other transactions between the Group and the other related parties during the reporting period were as follows:

	Six-month periods ended 30 June	
	2002 *RMB'000*	**2001** *RMB'000*
Sales	3,233,273	3,988,636
Purchases other than crude oil	209,884	—
Repairing charges	117,456	48,330
Insurance expenses	35,935	38,119
Net withdrawal from deposits with related parties	137,431	337,037
Interest income	268	4,045
Net loans obtained from related parties	400,000	—
Interest expense	2,159	—
Transportation fees	4,039	2,000
Construction and installation fees	377,149	351,912

The sales and purchases transactions between the Group and the other related parties as disclosed in note (b) accounted for approximately 90% of the related party transactions of the similar nature.

The Directors of the Company are of the opinion that the above transactions were entered into in the normal course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the non-executive Directors.

(e) The Group's balances with related parties are as follow:

	Immediate Parent Company		**Other related parties**	
	At 30 June 2002 *RMB'000*	**At 31 December 2001** *RMB'000* *(audited)*	**At 30 June 2002** *RMB'000*	**At 31 December 2001** *RMB'000* *(audited)*
Bills receivable	11,269	11,111	—	—
Trade debtors	47,347	38,987	104,897	4,222
Advance payments	—	—	19,732	—
Bills payable	186,118	192,564	424,127	273,246

Other payables	70,954	66,695	6,360	19,509

(f) Deposits with related parties

	The Group		The Company	
	At 30 June 2002	At 31 December 2001	At 30 June 2002	At 31 December 2001
	RMB'000	*RMB'000* *(audited)*	*RMB'000*	*RMB'000* *(audited)*
Cash at bank	66,744	204,175	59,956	203,794

(g) Loans with related parties

	The Group		The Company	
	At 30 June 2002	At 31 December 2001	At 30 June 2002	At 31 December 2001
	RMB'000	*RMB'000* *(audited)*	*RMB'000*	*RMB'000* *(audited)*
Short-term loan	400,000	—	400,000	—

C. DIFFERENCES BETWEEN FINANCIAL REPORTS PREPARED UNDER PRC ACCOUNTING RULES AND REGULATIONS AND IFRS

Other than the differences in classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group's financial report prepared in accordance with PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i) Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as fixed assets.

(ii) Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve fund. Under IFRS, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(iii) Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(iv) Effective 1 January 2002, land use rights are carried at historical cost less amortisation under IFRS. Accordingly, the surplus on the revaluation of land use rights was reversed to shareholders' equity. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount.

Effects on the Group's profit attributable to shareholders and shareholders' equity of significant differences between PRC Accounting Rules and Regulations and IFRS are summarised below:

		Six-month periods ended 30 June	
		2002	**2001**
	Note	*RMB'000*	*RMB'000*

	Note	RMB'000	RMB'000
Profit attributable to shareholders under PRC Accounting Rules and Regulations		203,369	140,595
Adjustments:			
Capitalisation of borrowing costs	(i)	4,415	22,605
Amortisation of revaluation of land use rights	(iv)	1,749	—
Effects of the above adjustments on taxation		(924)	(3,391)
Profit attributable to shareholders under IFRS		208,609	159,809

	Note	At 30 June 2002 RMB'000	At 31 December 2001 RMB'000
Shareholders' equity under PRC Accounting Rules and Regulations		13,775,864	13,572,495
Adjustments:			
Capitalisation of borrowing costs	(i)	56,703	52,288
Valuation surplus	(ii)	(44,887)	(44,887)
Government grants	(iii)	(386,370)	(386,370)
Revaluation of land use rights	(iv)	(141,606)	(143,355)
Effects of the above adjustments on taxation		12,736	13,660
Shareholders' equity under IFRS		13,272,440	13,063,831

D. SUPPLEMENTARY INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Differences which have a significant effect on profit attributable to shareholders and shareholders' equity are set out below. The U.S. GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial report. Such information has not been subject to independent audit or review.

(a) Foreign exchange gains and losses

Under IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the periods ended 30 June 2001 and 2002, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses are included in current earnings. In the periods ended 30 June 2001 and 2002, the U.S. GAAP adjustments represent the effect of amortisation of amounts previously capitalised.

(b) **Capitalisation of property, plant and equipment**

In the periods prior to those presented herein, certain adjustments arose between IFRS and U.S. GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the periods presented herein, no adjustments related to the capitalisation of pre-production results and interest are necessary. Accordingly, the U.S. GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(c) **Revaluation of property, plant and equipment**

In the periods prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company's financial statements. Additional depreciation charges have been taken in the periods ended 30 June 2001 and 2002 on the revaluation surplus of RMB1,576,330,000.

Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders' equity.

Under IFRS, effective 1 January 2002, land use rights, which were previously carried at revalued amount, are carried at historical cost base. The effect of this change resulted in a decrease to equity of RMB121,852,000 as of 1 January 2002. This change under IFRS eliminated the U.S. GAAP difference relating to the valuation of land use rights.

(d) **Capitalised interest on investment in associates**

Under IFRS, an investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(e) **Goodwill amortisation**

Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over its useful lives.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead

(e) **Goodwill amortisation**

Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over its useful lives.

Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill will be reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In connection with SFAS No.142's transitional goodwill impairment evaluation, the Group performed an assessment of whether there is an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Group identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill, to those reporting units as of the date of adoption. The Group's reporting units are generally consistent with the Group's operating segments identified in Note 2 to the interim financial report prepared under IFRS. Based on a comparison between the fair value and carrying amount of the reporting unit that the goodwill was assigned to, no indication exists that the goodwill was impaired and accordingly no transitional impairment losses were recorded at the date of adoption. In addition, under U.S. GAAP, negative goodwill of RMB19,828,000 that existed at the date of adoption of SFAS No.142 was written off effective 1 January 2002 as a cumulative effect of a change in accounting principle.

In accordance with SFAS No. 142's transitional disclosure requirements, a reconciliation of reported net income under U.S. GAAP to adjusted net income under U.S. GAAP is presented below.

	Six-month periods ended 30 June		
	2002	**2002**	**2001**
	US$'000	*RMB'000*	*RMB'000*
Reported net income under U.S. GAAP	39,659	328,260	241,516
Add: Goodwill amortisation	—	—	6,724
Less: Amortisation of negative goodwill	—	—	(1,652)
Adjusted net income under U.S. GAAP	39,659	328,260	246,588
Adjusted basic earnings per share under U.S. GAAP	US$0.006	RMB0.046	RMB0.034
Adjusted basic earnings per ADS under U.S. GAAP	US$0.551	RMB4.559	RMB3.425
Adjusted net income before cumulative effect of change in accounting principle under U.S. GAAP	37,263	308,432	246,588

(f) **Basic earnings per share**

The calculation of basic earnings per share is based on the profit attributable to shareholders under U.S. GAAP of RMB328,260,000 (period ended 30 June 2001:

Diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

(g) **United States dollar equivalents**

For the convenience of the reader, amounts in Renminbi ("RMB") have been translated into United States dollars at the rate of US$1.000=RMB8.2771 being the average of the buying and selling rates quoted by the People's Bank of China on 28 June 2002. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

The effect on profit attributable to shareholders of significant differences between IFRS and U.S. GAAP is as follows:

		Six-month periods ended 30 June		
		2002	**2002**	**2001**
	Note	*US$'000*	*RMB'000*	*RMB'000*
Profit attributable to shareholders under IFRS		25,203	208,609	159,809
U.S. GAAP adjustments:				
Foreign exchange gains and losses	(a)	2,238	18,527	18,527
Capitalisation of property, plant and equipment	(b)	1,311	10,852	10,852
Depreciation charge on revalued property, plant and equipment	(c)	7,853	64,997	66,746
Capitalised interest on investment in associates	(d)	2,065	17,096	—
Goodwill amortisation	(e)	613	5,072	—
Cumulative effect of adopting SFAS No. 142	(e)	2,396	19,828	—
Tax effect of the above adjustments		(2,020)	(16,721)	(14,418)
Profit attributable to shareholders under U.S. GAAP		39,659	328,260	241,516
Basic earnings per share under U.S. GAAP	(f)	US$0.006	RMB0.046	RMB0.034
Basic earnings per ADS under U.S. GAAP	(f)	US$0.551	RMB4.559	RMB3.354

		At 30 June		**At 31 December**
		2002	**2002**	**2001**
	Note	*US$'000*	*RMB'000*	*RMB'000*
Shareholders' equity under IFRS, as previously reported				13,185,683
Adjustment to land use rights				(121,852)
Shareholders' equity under IFRS, as reclassified		1,603,513	13,272,440	13,063,831
U.S. GAAP adjustments:				
Foreign exchange gains and losses	(a)	(7,013)	(58,054)	(76,581)
Capitalisation of property, plant and equipment	(b)	(6,556)	(54,261)	(65,113)
Revaluation of property, plant and equipment	(c)	(46,938)	(388,509)	(453,506)
Capitalised interest on investment in associates	(d)	5,003	41,414	24,318
Goodwill	(e)	3,008	24,900	—

The tax effect of the above adjustments as at 31 December 2001 and 30 June 2002 and for the periods ended 30 June 2001 and 2002 is based on the 15% tax rate applicable to the Company through 2001 and first half of 2002.

X. DOCUMENTS FOR INSPECTION

The Company's documents are in good order and ready for inspection, including:

1. Interim report with the signature of the Chairman;

2. The financial statements with signatures and chops of legal representative, chief financial officer and accounting supervisor; and

3. Originals of all the documents and relevant announcements that have been disclosed in the newspapers designated by the China Securities Regulatory Commission during the reporting period.

The above-mentioned documents are available from the Secretary's Office to the Board of Directors at the Company's headquarters.

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on both the Stock Exchange's website and the Company's website.

By order of the Board
Lu Yiping
Chairman

Shanghai, 21 August 2002